June 29, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

NGFC Equities, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed June 29, 2016

File No. 333-210436

Dear Mr. Spirgel:

By letter dated June 27, 2016, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NGFC Equities, Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A5, filed on June 17, 2016.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.

We note that you have not filed the partnership agreement for NGLP as an exhibit to current registration statement. It also appears that you did not file the partnership agreement as an exhibit to your periodic or current reports. Please file the partnership agreement (including amendments thereto) as an exhibit to the registration statement. Also, to the extent not part of the partnership agreement, file as an exhibit any agreement (including amendments thereto) evidencing the rights of the limited partners of NGLP to convert 100% of their capital to NGFC shares at $0.30 per shares.

Response: We have filed the Initial Partnership agreement of NGLP that was executed March 24, 2015 that includes the passage on the rights of the limited partners of NGLP to convert 100% of their capital to NGFC shares at $0.30 per share as Exhibit 10.12 with the Amendment No. 6 to S-1.

2.

Provide a currently signed and dated consent from your public accounting firm in an amendment to your Form S-1 prior to requesting effectiveness.

Response: We will provide a currently signed and dated consent from our public accounting firm in the final amendment to our Form S-1 prior to requesting effectiveness.

Investment Company Status, Risk Factors, page 6

3.

The staff of the Division of Investment Management has reviewed your response to prior comment 1 and asks that you further revise your risk factor to clearly reference the Investment Company Act of 1940 (as opposed to the “1940 Act”).

Response: We have changed the risk factor clearly referencing to the Investment Company Act of 1940.

Security Ownership of Certain Beneficial Owners and Management, page 46

4.

We note your response to prior comment 5. Please disclose in a footnote to the table the amount of NGFC shares included in the beneficial ownership of each person upon conversion of their capital in NGLP.

Response: We have added Note 6 disclosing the amount of NGFC shares included in the beneficial ownership of each person upon conversion of their capital in NGLP.

Transactions with Related Persons, Promoters and Certain Control Persons, page 47

5.

Please provide disclosure of transactions with respect to NGLP by any related person, promoter and certain control persons, as required by Item 404(d) of Regulation S-K. Please note that Item 404(a) of Regulation S-K Item 404 requires disclosure of transactions since the beginning of the registrant's last fiscal year, or any currently proposed transaction.

Response: We have added the transactions with Related Partners mostly the limited partnership interest of NGLP of two directors as and the appointment of the CEO of NGFC as general partner of NGLP.

Financial Statements, Pro Forma Information

6.

Tell us your consideration of whether disclosure in this Form S-1 of pro forma information giving effect to your surrender of control over NGLP and its subsequent deconsolidation would be material to investors.

Response:  Surrender of control of NGLP and its subsequent deconsolidation would not be material to investors since the gains we have made so far as the general partner has not been significant. Also NGLP did not have any major assets. Cash and investment that amounted to $535,000 were owned mostly by the limited partners that we deducted as minority interest in the financial statements. We have the pro forma financial statements showing the results of deconsolidation on the 8k we filed on May 20, 2016 disclosing the resignation of NGFC as the general partner of NGLP.

Note 6 –Formation of NGFC Limited Partnership, page 11

7.

Please explain to us your consideration of the guidance beginning on ASC 810-10-15-13 and how you determined whether or not NGLP is a VIE. If applicable, tell us how you determined the identity of the primary beneficiary and whether the identity of such primary beneficiary changed upon your Board of Directors’ May 19, 2016 decision to resign as general partner of NGLP in favor of your controlling shareholder and CEO, Mr. Weeraratne.

Response:  The Company has undertaken a review of the cited guidance and will provide a response and analysis at a future date when such is ready.

8.

We note from the fourth bullet point on page 41 that the strike price (currently $0.30) for the option to convert equity held by limited partners in NGLP will be based on the market price of NGFC at such future time of conversion. As such, the strike price appears to be indexed to the market price of the equity of an entity other than NGLP (the issuer of conversion right embedded in its limited partnership units). In this regard tell us the following:

Response: The strike price is not indexed to the market but fixed at $0.30 and we notice that fourth bullet point on page 41 is confusing and thus changed it so as not to mention the strike price there. The price would be established as a fixed price based on when the partners would contribute. In addition, with the resignation of NGFC as the GP that specific bullet points would not apply any more. We have updated and disclosed the fact that NGFC will not give the option to convert the partnership interest of NGLP to shares of NGFC for any new contributions made to NGLP, in a paragraph below the bullet points on page 41 that informs the resignation of NGFC as GP.

The $0.30 we have mentioned there is the fixed price we gave the initial investors of NGLP to convert their partnership interest to shares of NGFC. At the time the we gave the option to convert the limited partnership capital to shares of NGFC at $0.30, we were doing a direct public offering to sell the shares at $0.15 cents and there was no market for our shares.

· The contractual terms of the conversion right;

Response: As indicated above this option to convert limited partnership capital to shares of NGFC will no longer apply to any new capital contribution to the partnership.  The contractual terms for capital already has been contributed as of May 19, 2016, are stated on Article IV of the Partnership Agreement filed with the Amendment number 6 to the S-1.

· How the strike price of the conversion right was initially determined and how it has been revised to meet changing market conditions;

Response: When we gave the option to convert the limited partnership capital to shares of NGFC at $0.30 to initial investors, we were doing a direct public offering to sell the shares at $0.15 cents and there was no market for our shares.  The price of $0.30 is fixed and would not change.

· Whether the strike price was in-the-money at issuance, at each balance sheet date, and on May 19, 2016, when your Board of Directors decided to resign as general partner of NGLP;

Response: The strike price was not in-the-money at issuance as explained above and so far we have had no market for our shares and had no liquidity and as such we believe the strike price has not been in-the-money and still is not.

· Your consideration, at the time of original issuance, and when modified on February 29, 2016 and on May 19, 2016, of whether or not this conversion right was an embedded derivative to be accounted for separately from its host contract in accordance with ASC 815-15-25.

Response: The conversion price is fixed at $.30 and not subject to change and the company has sufficient shares available to issue upon a conversion request, therefore we concluded there was no embedded derivative under ASC 815.

9.

It is unclear to us whether NGFC Equities has a legal obligation to honor NGLP’s limited partnership conversion obligation. Tell us whether such an obligation exists and if so what are such an obligation’s terms. Further, if NGFC Equities is so obligated please tell us how NGFC Equities plans to account for such an obligation in the deconsolidation of NGLP and subsequently.

Response: The relevant terms are on Article IV of the Partnership Agreement filed with the Amendment number 6 to S-1. That obligation exists till March 31, 2017. If limited partners that qualify to exercise this option on or before March 31, 2017 exercise it, NGLP will temporarily transfer the funds in accounts held by limited partners of NGLP to an account of NGFC as a limited partner with NGLP and NGFC will issue shares to the limited partners of NGLP that exercised the option to convert their capital to stock of NGFC at $0.30 per share. NGFC will then withdraw these funds from its limited partner account with NGLP.

Note 7 – Subsequent Events, page F-19

10.

It is unclear to us how the substance of your relationship with NGLP has changed in response to your Board of Director’s May 19, 2016 decision to terminate NGFC’s role as general partner of NGLP. In this regard please tell us the following:

· The pertinent terms of the NGLP’s partnership agreement addressing selection and replacement of NGLP’s general partner;

Response:  This is addressed on Article V of the Partnership Agreement filed with the Amendment number 6 to the S-1 as Ex.10.12.

· Explain whether NGFC’s Board of Directors has unilateral or restricted power to replace NGLP’s general partner;

Response: While NGFC was the general partners of NGLP the Board of Directors of NGFC had the power to appoint another general partner or replace the general partner but after NGFC resigned, Board of Directors of NGFC would no longer have power over NGLP

· Whether NGFC’s Board of Directors can reappoint NGFC or some other party to the role of NGLP’s general partner, and if so under what circumstances;

Response: No.

· Describe any kick-out or other protective rights held by NGLP’s limited partners;

Response: This will not have any effect going forward since NGFC is no longer the general partner of NGLP. This is addressed on Section 5.02 of Article V of the Partnership Agreement filed with the Amendment number 6 to the S-1.

· Indicate whether your controlling shareholder and CEO, Mr. Weeraratne, owns an equity interest in NGLP; and if so, how and when such ownership was obtained;

Response: No the controlling shareholder and CEO of NGFC, Mr. Weeraratne does not own any equity interest in NGLP.

· If your CEO, Mr. Weeraratne, does not own an equity interest in NGLP, explain why you consider him to be a general partner and what distinguishes Mr. Weeraratne’s role with NGLP from that of a general manager or an agent of NGFC,

Response: When NGFC resigned as the general partner the most likely candidate that NGFC knew who had the knowledge to act as the GP and also the limited partners will accept as GP was Mr. Weeraratne and hence NGFC appointed him as the GP. Mr. Weeraratne will be managing NGLP as an independent entity and NGLP will no longer have any relationship to NGFC except the option to convert the capital partners have contributed to NGLP until the date NGFC resigned as the general partner since it was agreed as NGLP was being formed. No agency or general manager relationship exists between NGLP and NGFC.

and

· Explain for us how you plan to account for NGFC’s resignation as NGLP’s general partner and NGFC’s ongoing equity interest in NGLP.

Response: The minimal contribution NGFC has with NGLP is in the form of limited partner interest.

Further, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/S/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer